SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE NEW YORK, N.Y. 10017-3954 (212) 455-2000 _______
FACSIMILE (212) 455-2502
DIRECT DIAL NUMBER (212) 455-3066	E-MAIL ADDRESS jmercado@stblaw.com

January 15, 2014

VIA EDGAR

Mr. Terence O’Brien

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-7010

Re: Cementos Pacasmayo S.A.A.

Form 20-F for Fiscal Year Ended December 31, 2012

Filed April 30, 2013

File No. 1-35401

Dear Mr. O’Brien:

On behalf of Cementos Pacasmayo S.A.A. (the “Company”), we are writing to respond to the comments set forth in the comment letter dated December 19, 2013 (the “comment letter”) received from the Staff (the “Staff”) of the Division of Corporation Finance relating to the above-referenced annual report on Form 20-F (the “Annual Report”) of the Company originally submitted on April 30, 2013, pursuant to the U.S. Securities Act of 1934, as amended.

For convenience of reference, we have reproduced below in bold and italics the text of the comments of the Staff. The responses and information set forth below are based upon information provided to us by the Company and its auditors.

Form 20-F for Fiscal Year Ended December 31, 2012

Key Information, page 3

Selected Financial Data, page 3

1.

Financial statements and other data presented in tabular form should read consistently from left to right in the same chronological order throughout the filing. In this regard, we note that most of your tabular historical financial data, including the financial information presented in Selected Financial Data and Management’s Discussion and Analysis begins with the earliest period presented while your financial statements begin with the most recent period. Please revise future filings in accordance with SAB Topic 11:E.

Response: The Company notes the Staff’s comment and will revise all future filings to present financial statements beginning with the earliest period, consistently with the presentation of the financial data in the other parts of the Annual Report.

Operating and Financial Review and Prospects, page 51

Results of Operations, page 58

Comparison of Year ended December 31, 2011 to year ended December 31, 2012, page 58

2.	Please show us how you will revise future disclosures to address the following comments regarding the discussion of your results of operations:

•	Expand your discussion of sales of cement, concrete and blocks to quantify the dollar impact of the increased volume sold and to quantify the impact related to price changes;

•	Expand your discussion of the change in cost of sales of cement, concrete, and blocks to address changes in cost of sales as a percentage of revenues and quantify the increase in the cost of clinker from the prior year; and

•	Expand your discussion of the change in gross profit margin to discuss the reasons for the increases or decreases from the prior year for each segment.

Response: The Company notes the Staff’s comment and proposes to revise future disclosures as follows in the discussion of the Company’s results of operations:

•	Discussion of sales of cement, concrete and blocks:

The following table includes the composition of our sales of cement, concrete and blocks as of December 31, 2011 and 2012:

	Year ended December 31,
	2011	2012	Variation
	(in millions of S/.)%
Cement	688.7	828.0	20.2%
Concrete	92.7	118.6	27.9%
Blocks	21.6	25.6	18.5%

Total	803.0	972.2	21.1%

Our total sales of cement, concrete and blocks increased by 21.1% or S/.169.2 million, from S/.803.0 million in 2011 to S/.972.2 million in 2012.

The sales of cement increased by 20.2% or S/.139.3 million, mainly due to a greater volume of cement sold (16.9%) and an increase in price (3.3%). The sales of concrete increased S/.25.9 million or 27.9% due to an increase of volume (24.9%) and price (3.0%). The sales of blocks increased S/.4 million or 18.5% due to an increase of volume (17.8%) and price (0.7%).

•	Discussion of the change in cost of sales of cement, concrete and blocks:

The following table sets forth the composition of the Company’s cost of sales for the segment of cement, concrete and blocks as of December 31, 2011 and 2012:

	Year ended December 31,
	2011	2012	Variation
	(in millions of S/.)%
Cement	324.7	442.1	36.2%
Concrete	57.2	75.2	31.5%
Blocks	12.3	14.4	17.1%

Total	394.2	531.7	34.9%

Our cost of sales represented 54.7% of our sales in 2012 compared with 49.1% in 2011.

Our total cost of sales of cement, concrete and blocks as of December 31, 2011 and 2012 increased 34.9%, or S/.137.5 million.

The cost of sales of cement increased by 36.2% or S/. 117.4 million, mainly due to a greater volume of cement (19.2%) and an increase in the production cost (17%) explained mainly by corrective maintenance of our principal kilns and by the use of imported clinker. The cost of sales of concrete increased 31.5% due to an increase in the volume sold (25.7%) and cost (5.8%). The cost of sales of blocks increased in 17.1% due to an increase in volume.

•	Discussion of change in gross profit margin:

	Year ended December 31,
	2011		2012
	Gross margin	Gross profit	Gross margin	Gross profit
	(in millions of S/.)	margin %	(in millions of S/.)	margin %	Variation
Cement	364.0	52.9%	385.9	46.6%	(6.3	) p.p.
Concrete	35.5	38.3%	43.4	36.6%	(1.7	) p.p.
Blocks	9.3	43.1%	11.2	43.8%	0.7	p.p.

Total	408.8	50.9%	440.5	45.3%	(5.6	) p.p.

Our gross profit margin decreased by 5.6 p.p. from 50.9% to 45.3%. This decrease is mainly the result of a 6.3% decline in cement due to a corrective maintenance of our principal kilns and the use of imported clinker.

Critical Accounting Policies, page 54

Exploration, Evaluation and Mine Development Projects, page 55

3.	With reference to your accounting policy regarding the capitalization of exploration and evaluation assets and mine development costs as set forth on page F-21 of your financial statements, please show us how you will expand your disclosures in future filings to provide additional information regarding the estimates and assumptions necessary to determine whether an economically viable extraction operation can be established such that it more likely than not to be that these costs will be realized. In this regard, given your disclosures on page 15 regarding the risks associated with your phosphate and brine projects, please address how you assess these development costs for impairment.

Response: The Company notes the Staff’s comment and proposes to revise the disclosure regarding the capitalization of exploration and evaluation assets to provide additional information regarding the estimates and assumptions necessary to determine whether an economically viable extraction operation can be established such that it is more likely than not that these costs will be realized. In this regard, the Company has made its assessment of impairment of exploration and evaluation assets based on the provisions of IFRS 6.20 as follows:

(a)	The period for which the Company has the right to explore in the specific areas has not expired nor will expire in the near future. As mentioned on page F-54 of the Annual Report, the Company has made annual payments to Fundación Comunal de Sechura and Activos Mineros S.A.C. (for its phosphates concession) and annual effective rights for its brine concession.

(b)	The Company has made investments in the last three years in its Phosphates and Brine projects and has budgeted substantial capital expenditures on further exploration for an evaluation of mineral resources in these specific areas as disclosed on page 22 of the Annual Report.

(c)	The Company has no current intention to discontinue its activities in these areas; and the Company has no evidence related to indicators of impairment of these exploration assets.

(d)	The Company believes its phosphate project provides significant opportunities to expand its sources of revenue and improve its profitability, and the Company intends to dedicate substantial additional resources to developing this project. The Company is currently in the stage of basic engineering studies which are being conducted by Golder Associates on the mine, a consortium of FL Smidth Minerals, Jacobs, Golder Associates on the plant, Berenguer Ingenieros on the port, and Pepsa Tecsult and Aecom on the electrical transmission and the water.

(e)	The Company has a commitment from Mitsubishi Corporation to purchase phosphoric rock extracted from the Company’s mine.

Given all the considerations mentioned above, in the Company’s opinion, there is no evidence related to indicators of impairment of its exploration and evaluation assets as of December 31, 2011 and 2012.

Determination of our Reserves and Resources, page 55

4.	In light of the fact that changes in the reserve and resource estimates may affect the carrying value of exploration and evaluation assets, property, plant and equipment, provision for rehabilitation and depreciation and amortization charges, please show us how you will expand your disclosure in future filings to identify the most significant assumptions and provide a sensitivity analysis to indicate how changes in those assumptions can impact your results of operations.

Response: The Company notes the Staff’s comment and recognizes that reserve and resource estimates are critical in mining activities. As of December 31, 2012, the Company had mining projects in exploration stages (phosphates and brines), for which estimates of reserves and resources did not have accounting impact since those projects were not yet in production. Until 2011, when the Company had a zinc mining operation (Bongara), reserves and resources estimates were significant for depreciation and rehabilitation provisions of fixed assets. The Bongara mine was fully impaired during 2011. For comparative purposes only, the Company included “Determination of our Reserves and Resources” in the Annual Report as a critical accounting policy as of December 31, 2012. However, in light of the fact that the Company does not currently have any mine project in production, in future filings, the Company will not include this critical accounting policy, until the brine and phosphate projects reach the production stage.

Rehabilitation Provision, page 56

5.	Your critical accounting policy disclosure regarding your rehabilitation provision appears to be a reiteration of your significant accounting policy included in your financial statement. Please consider expanding your disclosure in future filings to identify the most significant assumptions and provide a sensitivity analysis to indicate how changes in those assumptions can impact your results of operations.

Response: The Company notes the Staff’s comment and recognizes that this accounting policy is critical when a mining operation exists. As of December 31, 2012, the rehabilitation provision corresponded to Bongara mine, that was fully impaired in 2011. The Company included the rehabilitation provision as critical accounting policy in the Annual Report because the Company had included 2010 as a comparative period and, therefore, this policy was relevant due to the operation of this mine. In future periods, the Company will evaluate and determine if this policy is critical to its accounting, particularly when the phosphates and brines project are in production.

Disclosures Controls and Procedures, page 102

C. Attestation Report of the Registered Public Accounting Firm, page 102

6.	Please revise the title of the attestation report to include the word independent. We further note that your registered public accounting firm’s attestation report on your internal controls over financial reporting is not signed and is missing disclosure regarding the city, state and date of issuance. Please ask your independent public accounting firm to revise its report accordingly and provide such report in an amendment to your Form 20-F. Refer to paragraph 85 of PCAOB Auditing Standard No. 5.

Response: The Company notes the Staff’s comments and has amended the Annual Report to respond to this comment. Please see pages 1 and 2 of the Company’s Annual Report on Form 20-F/A filed concurrently herewith.

Financial Statements, page 105

Consolidated statement of cash flows, page F-5

7.	You indicate that your cash and cash equivalents as of December 31 are net of outstanding bank overdrafts. However, based on your disclosures on pages F-31 and F-41, it does not appear that your cash and cash equivalents of S/.69,835,000 is net of the S/.13,255,000 bank overdraft as of December 31, 2012. Please advise.

Response: The Company notes the Staff’s comments and will eliminate the reference that the cash and cash equivalent are net of outstanding bank overdrafts in future filings.

Note 2- Summary of significant accounting policies, page F-9

2.3.7- Property, plant, and equipment, page F-19

8.	We note your disclosure stating that the depreciation of assets used in the mining production process is charged to cost of production on a units of production basis using proved reserves, except in the case of assets whose useful life is shorter than the life of mine, in which case the straight-line method is applied. We note however that your disclosure on page F-17 of your Form F-1/A, filed on February 3, 2012, indicates that these assets are charged to cost of production on a units of production basis using proved and probable reserves. Please quantify the impact of this apparent change in your policy and the basis for the change under IFRS.

Response: In response on the Staff’s comments, the Company respectfully notes that its policy for depreciation of assets using only proved reserves indicated in the Annual Report does not represent a change in the Company’s accounting policy and that the reference on page F-17 of the Company’s Form F-1/A filed on February 3, 2012 was a typographical error that did not have any effect in the figures reported therein because, as mentioned in response to question 5, the Company had a zinc mining operation (Bongara), in respect of which depreciation and rehabilitation provisions of fixed assets were based on proved reserves. The Bongara mine was fully impaired during 2011 and currently, the Company does not have any other property, plant and equipment assets that are depreciated based on reserves. It is expected that when the phosphate and brines projects become operational, some mining assets will be depreciated based on proved reserves.

Note 20- Cost of sales, page F-48

9.	Please show us how you will expand your cost of sales disclosures herein and/or in Management’s Discussion and Analysis to explain the line item, “Change in products in process, finished goods and raw materials” and how such amount for each period presented relates to changes in your inventory balances.

Response: The Company notes the Staff’s comment and will revise future filings to reflect the effect of changes in inventory balances on the Company’s cost of sales by disaggregating the line item “change in products in process, finished goods and raw materials” in the opening balance and the ending balance of these categories of inventories for each period reported, as follows:

	2012	2011	2010
	S/.(000)	S/.(000)	S/.(000)
Beginning balance of goods and finished products	22,209	20,616	28,895
Beginning balance of work in progress	52,642	27,267	23,777
Consumption of miscellaneous supplies	287,664	259,269	204,978
Maintenance and third-party services	164,502	105,031	86,219
Shipping costs	93,085	60,731	46,147
Personnel expenses	67,805	57,165	55,045
Other manufacturing expenses	40,250	51,191	38,771
Depreciation	37,259	38,091	29,724
Costs of packaging	27,584	25,005	21,866
Recovery of provision for inventory obsolescence and impairment	—	—	(8,549)
Ending balance of goods and finished products	(23,924)	(22,209)	(20,616)
Ending balance of work in progress	(56,018)	(52,642)	(27,267)

	713,058	569,515	478,990

This chart reflects a reclassification of S/.1,129 in 2012, S/.48,123 in 2011 and S/.44,707 in 2010 from “consumption of miscellaneous supplies” to “changes in process, finished goods and raw materials” from the amounts previously reported. The Company did not deem this reclassification to be significant and will make the revisions in its next Annual Report on Form 20-F.

Note 27- Commitments and contingencies, page F-53

Mining Royalty, page F-54

10.	Notwithstanding your belief that the Royalty Mining Law as amended in 2011 is unconstitutional, please tell us the authoritative literature you relied on in only recognizing and paying the mining royalty according to the provisions of the Mining Royalty Law as interpreted by management and your legal and tributaries counsels. Please also provide us with a full explanation of how you determined that you have strong legal arguments that support your position and a high probability of obtaining a favorable outcome in this process. Ensure your response addresses the status of the constitutional claim you filed in September 2012 as well as the anti-trust claim filed with the National Institute for the Protection of Competition and Intellectual Property (INDEPCOPI).

Response: The Company notes the Staff’s comment and advises that the constitutional challenge interposed by the Company to the new regulation of the Royalty Mining Law has been affirmed by the Peruvian Constitutional Court, in a final and unappealable ruling dated November 20, 2013, on the grounds that the new regulation violates the constitutional right of property, as well as the principles of legal reservation and proportionality, and consequently the new regulation is rendered inapplicable to the Company. Accordingly, the Company will continue using as basis for the calculation of the mining royalty the value of the concentrate or mining component, and not the value of the product obtained by the industrial or manufacturing process.

Accordingly, INDECOPI should adjust to the Court’s decision when ruling on the anti-trust claim.

Based on the arguments, as of December 31, 2012, the Company was not required to record the mining royalty on the basis that the new regulation is unconstitutional, not meeting the requirements of IAS 37.14 (b), since there is no expected outflow of resources for payment of any obligation that is unconstitutional or contrary to law. As of December 31, 2012, the Company determined this was a possible contingency and made the respective disclosures.

Note 29- Fair value of financial instruments, page 29

11.	You indicate in Note 2.3.2 (vi) that your put and call option over non-controlling interests are a financial liability and financial asset. Please expand your disclosures in future filings to explain how you determined the fair value of this put and call option.

Response: The Company notes the Staff’s comment and advises that the objective of the Deadlock put/call option provision is to provide for an exit mechanism in those rare circumstances when reaching agreement on a critical matter (defined as those that will likely cause the Company or any significant subsidiary to default on any material obligation or cease to continue as a going concern) becomes impossible.

In future filings, the Company will expand the considerations for the determination of the value of this put and call option on its results of operations.

Exhibits

Exhibits 12.1 and 12.2

12.	We note your Officers’ certifications do not comply with the current format in Instruction 12 to Item 19 of Form 20-F, as it is missing the language specified for paragraphs 4 and 4(b). Please provide the correctly worded certifications in an amendment to your filing.

Response: The Company notes the Staff’s comment and has revised the Officers’ certifications to comply with Item 19. Please see Exhibits 12.1 and 12.2 to the Company’s Annual Report on Form 20-F/A filed concurrently herewith.

Closing Comments

13.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Company notes the Staff’s comment and has confirmed that all responsible persons have acted in accordance with applicable regulations.

In addition, the Company has advised us that it acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Annual Report; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me (212-455-3066) with any questions you may have regarding the above responses.

                     Sincerely,

                    /s/ Jaime Mercado

                     Jaime Mercado

cc:	Tracie Towner
Jeanne Baker
Securities and Exchange Commission
Manuel Ferreyros
Javier Durand
Claudia Bustamante
Cementos Pacasmayo S.A.A.